John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

November 10, 2008

Sally Samuel, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account A

File Nos. 811-4834, 333-152406

Pre-Effective Amendment No. 1

Dear Ms. Samuel:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of John Hancock Life Insurance Company (U.S.A.) Separate Account A (“Registrant”) relating to certain variable life insurance policies offered by John Hancock Life Insurance Company (U.S.A.) (“Depositor”).

The above-referenced registration statement relates to the Accumulation Variable Universal Life (“Accum”) product. The purpose of this filing is to incorporate SEC Staff comments to the Accum correspondence filing (filed with the Staff on 10-10-08, Accession No. 00001193125-08-208835), add exhibits and financial statements previously omitted, and to otherwise complete the filing. In our response, we use underline to show proposed additions to the text of the prospectus that we filed in the initial registration statements.

In addition, the filing reflects the votes cast by shareholders of the John Hancock Trust (“Trust”) at a meeting held on October 14, 2008 to approve the mergers of the following underlying funds of the Trust, effective at the close of business on November 7, 2008: Emerging

Growth into the Small Cap Growth, Managed into Lifestyle Balanced, Small Cap into Small Cap Growth, and U.S. Core into Fundamental Value.

1.	Transaction Fee table 2nd paragraph

Disclose the range of premium taxes.

RESPONSE: We have added the following disclosure to the second paragraph:

A portion of the premium charge is used to cover state and Federal taxes. Premium taxes vary by jurisdiction and are subject to change. Currently, premium taxes range from 0% to 3.5% of each premium payment.

2.	Portfolio Annual Expenses

Remove ‘to be’ from footnote 16.

RESPONSE: We have amended footnote 16 as follows:

Footnote #16: Other expenses reflect the amounts ~~to be~~ paid as substitute dividend expenses on securities borrowed for the settlement of short sales.

3.	Limitation on payment of death benefit

Include all state variations, if any, for the disclosure in the prospectus.

RESPONSE: We have revised the disclosure as follows:

If the insured person commits suicide within certain time periods (generally within 2 years from the Issue Date of the policy), the amount payable will be equal to the premiums paid, less the amount of any policy debt on the date of death, and less any withdrawals.~~unless otherwise provided by your policy.~~

Also if an application misstated the age or gender of the insured person, we will adjust, if necessary, the Base Face Amount, any Supplemental Face Amount, and every other benefit to which would have been purchased at the correct age or gender by the most recent cost of insurance charge. ~~, or as otherwise provided in your policy.~~

4.	Financial Statements, Exhibits and Other Information

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE: The audited financial statements of the Registrant and Depositor and the required exhibits and consents are included in the enclosed submission.

5.	Tandy Comment

Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

We hereby request an order to accelerate the effectiveness of the above-referenced amendment to November 10, 2008 or as soon as possible thereafter. The Registrant has authorized us to hereby state to the Commission on its behalf that it is aware of its obligations under the Securities Act of 1933.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli

Kimberly S. Ciccarelli

Enclosure